Contact

www.linkedin.com/in/maurice-r-ferre-m-d-9611b36 (LinkedIn)
www.insightec.com (Company)
twitter.com/mferremd (Other)

Top Skills

Medical Devices

Orthopedic

Surgery

Languages

Spanish

Honors-Awards

Visiting Professor

CEO of the Year

Ernst and Young Entrepreneur of the Year

Lifetime Achievement Award

EY Entrepeneur of the year

Patents

System for monitoring a position of a medical instrument

Haptic guidance system and method

Haptic guidance method

OPTICAL PROCESS AND APPARATUS FOR NON-INVASIVE DETECTION OF MELANOMA

SYSTEM AND METHOD FOR VERIFYING CALIBRATION OF A SURGICAL DEVICE

Maurice R. Ferre M.D.

CEO and Chairman @ INSIGHTEC | Medical Devices
Miami-Fort Lauderdale Area

Summary

Maurice R. Ferré MD is a serial entrepreneur and innovator in the medical technology sector, with over 25 years of experience in leading, founding, and scaling companies that create breakthrough solutions for healthcare challenges. He is currently the CEO and Chairman of INSIGHTEC, a company that develops non-invasive treatments using ultrasound, enabling the destruction of targets deep inside the body without cutting or harming the surrounding tissue. With the help of a talented and passionate team, he has raised over $700M in capital and established INSIGHTEC as a global leader in its field.

Dr. Ferré has a proven track record of success and recognition in the industry, having co-founded, chaired, and led MAKO Surgical Corp, the world leader in robotic orthopedic surgery, which was acquired by Stryker Corp for $1.65B in 2013. Over 1 million knee replacement have been performed with the MAKO robot. He also founded and led Visualization Technology Inc, the world leader in image-guided surgery, which was acquired by GE Healthcare in 2002.   The VTI platform has become the standard of care in Neurosurgical and ENT surgical procedures. He holds multiple patents, awards, and honors, including the Ernst and Young Entrepreneur of the Year Award in 2007 and 2020, the CEO of the Year Award in 2014, and the BioFlorida Lifetime Achievement Award in 2018. He is also a MD /MPH graduate from Boston University School of Medicine. His mission is to leverage exponential technologies to transform healthcare and improve the lives of millions of people around the world.

Dr Ferre is also a board member of Boston University , Endeveor Miami and instrumental in establishing FIU Maurice A Ferre Institute for Civic Leadership.

Experience

INSIGHTEC
CEO and Chairman
December 2014 - Present (11 years 8 months)
United States

http://www.insightec.com

Memic Innovative Surgery
Chairman
March 2018 - Present (8 years 5 months)

DermaSensor
Co-Founder and Chairman
May 2011 - Present (15 years 3 months)
Miami/Fort Lauderdale Area

MAKO Surgical Corp.
Co- Founder Chairman President CEO
March 2004 - December 2013 (9 years 10 months)
Ft Lauderdale , Fl

GE Healthcare
VP Strategic Business Development
2002 - 2004 (2 years)

Strategic Development

Visualization Technology
Founder/CEO/President
1993 - 2002 (9 years)
Boston

Image Guided Surgery

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Education

Boston University
MD MPH, Medicine · (1986 - 1992)

Boston University School of Medicine
MD, Medicine · (1986 - 1992)

Bennington College

BA, Biology · (1981 - 1983)

Boston University
Bachelor's degree, CBS · (1979 - 1981)